FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: June 19, 2012

Press release June 19, 2012
VIRGINIA PLANS AN EXPLORATION BUDGET OF OVER CA$20 MILLION FOR 2012

Mines Virginia Inc. (« Virginia ») wishes to inform its shareholders and the financing community that several exploration programs are currently in progress or will begin shortly on different projects all located in Quebec.

Including work of $12 million already completed in the winter and spring of 2012, Virginia intends to spend either alone or with partners over $20 million in exploration work on its projects during the current year. Work will be carried out mostly on the James Bay territory, in the Opinaca-Eastmain, Caniapiscau and LG-4 regions and to a lesser extent on the Baie Payne, Murdoch and Fosse Labrador projects on the Nunavik Territory.

Opinaca-Eastmain Area

Virginia will be very active in the vast region of the Opinaca Reservoir and the Eastmain River; a very fertile area that conceals the Éléonore world-class deposit, and the Eau Claire and Réservoir deposits, as well as many other interesting gold showings. Overall, Virginia will invest over $1.6 million on some of its projects located in this area. The Anatacau-Wabamisk project, located 30 kilometres southwest of the Opinaca Reservoir, will alone benefit from a $750,000 global budget to conduct mechanical stripping, geochemical surveys and prospecting. Virginia holds a 100% interest in the Wabamisk portion of the project and has the option of acquiring IAMGOLD Inc.’s (“IAMGOLD”) 100% participating interest in the Anatacau portion in consideration of $3 million exploration work to be carried out before December 31, 2015. This project is host to numerous gold showing, including the Isabelle showing, which has previously returned 316.18 g/t Au over 1 metre in channel and 46.5 (NC) g/t Au over 4 metres in drilling. Prospecting, stripping and geochemical surveys will be carried out by Virginia on the the Éléonore Régional, Sarcelles, Asini, Opinaca and Éléonore Est projects. Virginia is the sole owner of the Éléonore Régional, Sarcelles and Asini projects and has the option of acquiring a 50% participating interest in the Opinaca property that belongs to Ressources D’Arianne Inc., in consideration of $878,000 exploration work to be carried out over the next five years. The Éléonore Est project is a 50-50 partnership with Aurizon Mines Ltd.

Caniapiscau Area

A budget of about $1.4 million will be spent in this coming summer on projects located in the area of the Caniapiscau Reservoir. A $0.8 million budget is planned on the Ashuanipi project located in the southern part of the Caniapiscau Reservoir, about 180 kilometres northwest of the mining city of Fermont. Virginia is the sole owner of the property but, as per an agreement entered into during fiscal 2012, Virginia transferred to Anglo American Exploration (Canada) Ltd. (“AAEC”) a 50% interest in all mining claims forming Ashuanipi property. To retain its participation in the property, AAEC must fund an aggregate of $5,000,000 in exploration expenditures over a five-year period. AAEC may, at its sole discretion, accelerate such funding. Work carried out in previous years led to the discovery of a corridor of mineralized showings followed over more than eight kilometres within volcanics and a granodioritic intrusion. These polymetallic showings yielded, in selected samples, results varying from 0.15% to 3.92% Cu, 0.27% to 8.94% Zn and 0.13 g/t to 6.29 g/t Au in volcanics, and values varying from 0.4 to 3.8 g/t Au, 0.3% to 8.6% Cu, 0.1% to 1.3% Mo and 10.2 to 49.6 g/t Ag in the granodiorite intrusion. Locally, manual stripping has enabled channel sampling and values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3% Cu over 1 metre were obtained. The summer 2012 campaign will include an important phase of mechanical stripping and channel sampling on this corridor as well as regional-scale prospecting.

A $540,000 budget will also be allocated to the Lac Pau project located in the northern part of the Caniapiscau Reservoir. The property is owned 100% by Virginia but as per an agreement entered into on June 22, 2011, pursuant to which IAMGOLD has the option of acquiring a 50% interest in the property in return for payments totalling $130,000 and $6 million in exploration work to be carried out over the next seven years. Virginia is the operator of the project. The property covers the Lac Pau gold corridor, a major structure followed over 12 kilometres separating intrusive rocks of the Beausac Suite and paragneisses of the Grosbois Suite. This fertile, gold-bearing structure is host to many significant gold showings including the Tricorne showing (up to 9.02 g/t Au over 5 metres in channels and 3.43 g/t Au over 6 metres in drilling); the Jedi showing (up to 2.35 g/t Au over 6 metres in channel and 3.56 g/t Au over 5.5 metres in drilling); the Hope showing (up to 13.04 g/t Au over 3 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling); the Beausac-2 showing (14.43 g/t Au over 2 metres in channel); and the Obiwan showing (2.1 g/t Au over 5 metres in channel). Summer 2012 work will consist mainly of prospecting and till sampling to test at surface the unexplored parts of the Lac Pau gold-bearing corridor.

LG-4 Area

A budget of $2.5 million is also allocated to the projects in the LG-4 region of James Bay during this coming summer. The Nichicun project alone (100% Virginia) will benefit from a budget of $1,375,000. A drilling campaign of about 2,000 metres has just started on the Nichicun property. Drilling will be concentrated in the Portageur and Petit Pas areas where several gold showings were discovered since 2009. The Portageur zone and its northeastern extension form an auriferous corridor traced laterally over more than 600 metres within altered sediments. This auriferous corridor yielded several channel results grading from 1.17 g/t Au over 6 metres up to 1.22 g/t Au over 8 metres (including 3.44 g/t Au over 2 metres) and remains open at both ends. For its part, the Petit-Pas showing returned up to 52.87 g/t Au over 2 metres in channels within a sequence of highly-altered and deformed andesite and basalt. Summer 2012 work will also include a phase of prospecting and mechanical striping to test other auriferous showings and geophysical anomalies over the entire property.

Virginia will also be active in the same area on the Trieste property (100% Virginia) located 70 kilometres south of the Trans-Taïga Road. Virginia will spend, during summer 2012, just over $750,000 in mechanical stripping and prospecting to trace the source of the numerous erratic blocks, which yielded values varying from 1 to 20.8 g/t Au. For its part, the Corvet Est property will benefit from a $360,000 budget, funded equally by Virginia and partner Goldcorp Inc., to carry out prospecting.

New Generatives

As per usual, Virginia will once again devote a budget of approximately $1 million towards prospecting and evaluation of new exploration targets on the vast James Bay Territory.

Nunavik

Virginia and its partners will also be active on the Nunavik territory, mostly on the Baie Payne, Murdoch and Fosse Labrador projects.

The Baie Payne project, located in the vicinity of the Kangirsuk Village on the west shore of Ungava Bay, is worked in partnership with Anglo AAEC, who will have met its obligation of investing $4,000,000 in exploration in this coming summer thus maintaining its 50% interest in the project. The Baie Payne property covers important mafic-ultramafic complexes of more than 1,000 metres in thickness with a cumulative lateral strike length of more than 50 kilometres. These complexes exist within a supracrustal sequence of iron formations, basalt and sulphide mudstones in a vast sheared allochtonous structure named Roberts Synclinal. Forty or so Ni-Cu showings grading up to 6.5% Ni have to date been exposed at surface within this largely fertile, unexplored geological environment. A $2.5 million budget will be devoted to the Baie Payne project in this coming summer to carry out geophysical surveys and geological mapping.

The Murdoch project consists of 184 claims covering a surface area of 87 square kilometres in the Labrador Trough, about 160 kilometres south of Kuujjuaq, northern Quebec. The property is centered in a little-explored geological formation and has a good potential for hosting large-scale SEDEX zinc/copper deposits. In 2008 prospecting led to the discovery of erratic blocks grading from 5.6% to 17.5% zinc. As per an agreement entered into on April 5, 2012, Virginia has the option of acquiring a 55% interest in the Murdoch property, which belongs to Exploration Khalkos Inc., in return for payments totalling $300,000 (including a payment of $60,000 paid upon signing of the agreement) and $4 million in exploration work to be carried out over a five-year period with the commitment of spending $1 million in the first 18 months of the agreement. A $800,000 budget is allocated to the project to conduct prospecting work as well as a 1,500-metre drilling program.

The Fosse Labrador project is a 50-50 partnership with the Nunavik Mineral Exploration Fund. The project is located about 65 kilometres to the west of Kuujjuaq, northern Quebec. It covers a series of gold showings hosted in Montagnais gabbro-sills. These showings yielded in the past values of up to 21.9 g/t Au in selected samples and up to 6.64 g/t Au over 4 metres in channel. A $200,000 budget is allocated to the project for this coming summer to carry out mapping and detailed sampling on these gold showings.

Virginia is very enthusiastic about starting a new exploration season that will aim at discovering new mining camps in the James Bay and Nunavik regions. Virginia is pleased with its exploration team’s recognized successes and contribution to the development of the Quebec Middle North and Great North, an area which conceals an exceptional mining potential.

*****

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $44.8 million as at February 29, 2012, Virginia is among the most active mining exploration companies in Québec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	info@minesvirginia.com	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.minesvirginia.com	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.